SCHEDULE 13G/A
Filing for 2008
PATRICK INDUSTRIES
AMENDMENT NO. 3
Cusip Number: 703343103
Page 1 of 4



PATRICK INDUSTRIES
Cusip Number: 703343103
Page 2 of 4


1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Wilen Management Company, Inc.
		52-1452536

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZEN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  	SOLE VOTING POWER

		246,008 Shares

6.	SHARED VOTING POWER
		NONE

7.  	SOLE DISPOSITIVE POWER

		246,008 Shares


8.  	SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

		246,008 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

			N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

			2.7%

12.	TYPE OF REPORTING PERSON*

			IA




PATRICK INDUSTRIES
Cusip Number: 703343103
Page 3 of 4


Item 1.   Security and Issuer:

This statement relates to the common stock of Patrick
Industries ("The Issuer") 107 West Franklin Street,
Elkhart, Indiana 46516.

Item 2.   Identity and Background:

(a)	Name of Person Filing: Wilen Management Company, Inc.

(b)	Address of Principal Business Office:
2360 West Joppa Road, Suite 226
Lutherville, MD  21093

(c)	Citizenship or Place of Organization:   Maryland

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  703343103


Item 3.

The Entity Filing is an Investment Adviser registered under
section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned:  246,008 Shares

(b)	Percent of class: 2.7%

(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote: 246,008 Shares
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of: 246,008 Shares.
(iv)	Shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Hold less than 5% of stock.
Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable



PATRICK INDUSTRIES
Cusip Number: 703343103
Page 4 of 4


Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent
Holding Company:

Not Applicable


Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of January, 2009.

James Wilen

James Wilen, President
Wilen Management Company, Inc.